REVIEWED FINANCIAL STATEMENTS

Vyrill, Inc.

For the years ended on December 31st, 2019 and 2018
With Independent Accountant Review Report

Vyrill, Inc.
Index to the Financial Statements

Independent Accountant Review Report

The Board of Directors

We have reviewed the accompanying consolidated financial statements of Vyrill, Inc (a corporation), which comprise the balance sheets as of December 31st, 2019 and 2018 , and the related statements of income, changes in shareholder's equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

As of December 31, 2019, the Company had 404,062 stock options issued, however has not calculated nor recognized associated cost for such stock based compensation. In addition to that, the Company had issued $2,261,965 in convertible debt, which had an option to convert such debt into the equity interest. The Company has not analyzed the accounting impact to the financial statements of such financial instruments issued, and such accounting impact to the financial statements might be material. Except for these items, based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rimas Vaitauskas, CPA

Sacramento, CA

Rimas Vaitauskas, CPA

December 21st, 2020

See independent accountant's review report and accompanying notes to financial statements.

1

VYRILL, INC
BALANCE SHEETS
AS OF DECEMBER 31, 2019 AND 2018

ASSETS		2019	2018
Current Assets			
Cash	$	17,679	103,775
Accounts Receivable	$	500	500
Other Current Assets	$	1,079	10,765
Total Current Assets	$	19,258	115,041
Fixed Assets			
Computer Equipment	$	1,601	1,601
Accumulated Depreciation		(1,424)	(890)
Total Fixed Assets, net	$	177	711
TOTAL ASSETS	$	19,436	115,752
LIABILITIES			
Current Liabilities			
Accounts Payable	$	594,104	319,757
Other Current Liabilities	$	374,747	207,578
Total Current Liabilities	$	968,851	527,335
Long-Term Liabilities			
Convertible Notes	$	2,261,965	1,619,975
SAFE Note	$	100,000	100,000
Accrued Interest on Convertible notes	$	116,721	54,492
Total Long-Term Liabilities	$	2,578,686	1,774,467
TOTAL LIABILITIES	$	3,447,537	2,301,802
EQUITY			
Common Stock	$	2,383	2,383
Additional Paid-in Capital	$	20,269	20,269
Retained Earnings	$	(3,450,753)	(2,208,701)
TOTAL EQUITY	$	(3,428,101)	(2,186,048)
TOTAL LIABILITIES AND EQUITY	$	19,436	115,752

See independent accountant's review report and accompanying notes to financial statements.

VYRILL, INC
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2019 AND 2018

		2019	2018
OPERATING INCOME			
Revenue	$	58,241	22,500
Total Income	$	58,241	22,500
COST OF GOODS SOLD			
Hosted Servers & Bandwidth	$	47,129	40,623
Professional Services	$	64,432	41,329
Total Cost of Goods Sold	$	111,561	81,953
GROSS PROFIT (LOSS)	$	(53,320)	(59,453)
OPERATING EXPENSES			
Payroll Expenses	$	574,056	388,568
Facilities	$	40,466	26,741
Travel & Entertainment	$	29,873	53,149
Professional Fees	$	367,574	547,852
Marketing	$	96,620	164,016
Administrative Expenses	$	13,032	(44,620)
Depreciation Expense	$	533	533
Interest Expense	$	62,229	44,123
Taxes	$	4,345	1,301
Total Expenses	$	1,188,731	1,181,668
NET OPERATING LOSS	$	(1,242,051)	(1,241,121)
OTHER INCOME			
Other Income	$	0	250
Total Other Income	$	0	250
NET OTHER INCOME	$	0	250
NET LOSS	$	(1,242,051)	(1,240,871)

See independent accountant's review report and accompanying notes to financial statements.

VYRILL, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2019 AND 2018

	Total	Issued Common Stocks Number	Issued Common Stocks Amount	Additional Paid-In Capital	Retained Earning Owner's Equity
JANUARY 1, 2018	$ (945,178)	4,303,798	$ 2,383	$ 20,269	$ (967,831)
CONTRIBUTION	$ -		$ -	$ -	
NET LOSS	$ (1,240,870)				$ (1,240,870)
DECEMBER 31, 2018	$ (2,186,048)	4,303,798	$ 2,383	$ 20,269	$ (2,208,701)
CONTRIBUTION	$ 0		$ -	$ -	
NET LOSS	$ (1,242,051)				$ (1,242,051)
DECEMBER 31, 2019	$ (3,428,101)	4,303,798	$ 2,383	$ 20,269	$ (3,450,752)

See independent accountant's review report and accompanying notes to financial statements.

VYRILL, INC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2019 AND 2018

		2019	2018
OPERATING ACTIVITIES			
Net Income (Loss)	$	(1,242,051)	(1,240,870)
Adjustments to reconcile Net Income (Loss) to Net Cash provided by operations:			
Prepaid Expense	$	10,420	(10,505)
Depreciation		533	533
Accrued Interest on Convertible notes	$	62,229	43,883
Changes in Operating Assets and Liabilities			
Advance to Employee	$	(734)	0
Accrued Liabilities	$	87,571	18,227
Health Insurance Payable	$	(2,620)	0
Payable to Employee	$	165	0
Accrued Salary	$	64,528	0
Accounts Receivable	$	0	(500)
Accounts Payable	$	274,346	33,443
Short Term Loan	$	25,525	0
Deferred Revenue	$	(8,000)	8,000
Net cash provided by operating activities	$	(728,087)	(1,147,789)
INVESTING ACTIVITIES			
Net cash provided by investing activities	$	0	0
FINANCING ACTIVITIES			
Convertible Notes issued	$	641,990	1,199,975
Net cash provided by financing activities	$	641,990	1,199,975
NET CASH INCREASE (DECREASE) FOR PERIOD	$	(86,096)	52,186
CASH AT BEGINNING OF PERIOD	$	103,775	51,588
CASH AT END OF PERIOD	$	17,679	103,775

See independent accountant's review report and accompanying notes to financial statements.

NOTE 1:   *ORGANIZATION AND NATURE OF OPERATIONS:*

Vyrill, Inc ("The Company") is a corporation organized under the laws of the State of Delaware and domiciled in California. The Company was incorporated on June 29th, 2015.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and state of California.

Vyrill is an analytic company that searches for and analyzes user-generated videos to help brands find the relevant videos and leverage them for product marketing.

NOTE 2:   *GOING CONCERNING MATTERS:*

Basis of Presentation and Use of Estimates:
The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company incurred net operating losses of $1,242,051 and $1,276,120 during 2019 and 2018 respectively.

The management has obtained additional financing in 2020 and has further plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. Further, the Company plans to raise additional funds to meet obligations through a Reg CF funding campaign. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through December 21st, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 3:   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:*

Basis of Presentation:
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties:
The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

See independent accountant's review report and accompanying notes to financial statements.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenues

The Company has been generating revenues by charging business clients fees, with most of the contracts falling within the $20,000 to $30,000 service fee category. The Company has been recording revenues when a service agreement is signed and the service of the Company has been made available to its clients.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital. As of December 31, 2019 the Company has issued 404,062 stock options however no associated cost was accounted for.

Income Taxes

As of December 31, 2019, the Company had cumulative net operating losses equal to $2,220,684, which can be used to offset Company's income in the future years. As the Company is not certain that such net operating losses will be realized in the future year, such potential tax assets are not recognized in 2019 and 2018.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

NOTE 4: ACCOUNTS PAYABLE:

As of December 31, 2019 and 2018 The Company's accounts payables comprised of the following:

		2019	**2018**
Aurus, Inc	$	519,893.50	309,805.50
Perkins Coie LLP	$	36634.56	-
SalesQualia	$	35,000.00	35,000.00
Barbara Rosario	$	11,888.98	7,445.65
Lowenstein Sandler LLP	$	9,173.52	-
Ajay Bam	$	5,449.12	916.52
MSCFO	$	4,796.75	600
Other	$	6,267.09	936.02
TOTAL	$	629,103.52	354,703.69

The Company has outsourced a substantial part of software development activities to third parties. Specifically, the Company has a relationship with Aurus, Inc., which provided a significant contribution to software development efforts.

NOTE 5:   DEBT:

Convertible Notes:
As of December 31, 2019 and 2018, the Company has issued convertible notes to the investors in the aggregate principal amount of $2,261,965 and $1,619,975 respectively. The convertible notes (i) are unsecured (ii) bear interest rate 3% per annum, (iii) are convertible into shares of the Company's common stock upon a subsequent qualified financing event, sales of the company or Date of Maturity with 8 million dollar valuation cap.

All convertible notes have a maturity date of 3 years of their issuance, and most of such notes issued, matured. The Company has either negotiated or is in the process of negotiation with the creditors regarding the refinancing and reissuing such notes.

		2019	**2018**
Note issued July 17, 2015	$	50,000	50,000
Note issued November 11, 2016	$	50,000	50,000
Note issued February 23, 2017	$	70,000	70,000
Note issued August 16, 2017	$	25,000	25,000
Note issued August 29, 2017	$	50,000	50,000
Note issued September 08, 2017	$	25,000	25,000
Note issued September 26, 2017	$	150,000	150,000
Note issued January 11, 2018	$	400,000	400,000
Note issued January 16, 2018	$	100,000	100,000
Note issued January 18, 2018	$	250,000	250,000
Note issued March 13, 2018	$	50,000	50,000
Note issued March 28, 2018	$	50,000	50,000
Note issued March 29, 2018	$	49,975	49,975
Note issued June 4, 2018	$	150,000	150,000
Note issued July 20, 2018	$	65,000	65,000
Note issued November 16, 2018	$	85,000	85,000
Note issued February 26, 2019	$	299,990	0
Note issued May 22, 2019	$	200,000	0
Note issued June 11, 2019	$	25,000	0
Note issued October 16, 2019	$	50,000	0
Note issued October 28, 2019	$	18,000	0
Note issued November 4, 2019	$	7,000	0
Note issued November 27, 2019	$	25,000	0
Note issued December 31, 2019	$	17,000	0
TOTAL	$	2,261,965	1,619,975

In 2020 the Company has issued convertible notes in amount of $175,650 with the conditions that are substantially identical to the earlier issued notes.

SAFE Notes:
If there is change of Control or the Company executes Initial Public Offering, the SAFE note holders will be entitled, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement or (ii) automatically receive from the Company a number of shares of common stock based on the principles described in the SAFE agreements.

On May 12th, 2016, the Company issued a SAFE note of $100,000 to CyberFund, LLC with a dilution cap of $1,428,571.

NOTE 6:   EQUITY:

Under the Company's original articles of incorporation in effect, the Company authorized 10,000,000 shares of $0.0001 par value Common Stock.

Common Stock:
Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. As of December 31st, 2019, 5,063,292 shares of common stocks have been issued and are outstanding, with Ajay Bam, the founder, owning 2,500,000 shares, Barbara Rosario owning 1,170,000 shares, Brian Nguyen owning 330,000 shares, and Gener8tor Fund IV, LLC owning 303,798 shares.

NOTE 7:   *FAIR VALUE MEASUREMENT:*

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows: Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method. Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE 8:   *CONCENTRATION OF CREDIT RISK:*

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE 9:   *RELATED PARTY TRANSACTIONS*

As of December 31st, 2019, the Company owes Ajay Bam and Barbara Rosario, $8,150 and $5,000 respectively.

See independent accountant's review report and accompanying notes to financial statements.

NOTE 10:   **SUBSEQUENT EVENTS:**

Management considered events subsequent to the end of the period but before December 21st, 2020, the date that the financial statements were available to be issued.

In the second quarter of 2020, the Company has obtained SBA administration loans and Paycheck Protection Program (PPP) related payments in the amount of $122,300. The Company is still evaluating classification and presentation of such balances.

During the nine months period ending September 30th, 2020 the Company has received $175,650 of financing from three individual creditors. Such amounts will be classified as Convertible notes.

TITLE	Financial Statements Review for Signature
FILE NAME	VYRILL 2018 AND 2...TEMENTS ver 5.pdf
DOCUMENT ID	439df47c7c7ca66416ba5d93accd488963f97068
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Completed

Document History


SENT

12 / 21 / 2020
19:50:53 UTC

Sent for signature to Rimas Vaitauskas (rimas.vaitauskas@gmail.com) from jaemin@soraban.com
IP: 70.166.219.74


VIEWED

12 / 21 / 2020
21:12:00 UTC

Viewed by Rimas Vaitauskas (rimas.vaitauskas@gmail.com)
IP: 73.195.16.20


SIGNED

12 / 21 / 2020
21:12:46 UTC

Signed by Rimas Vaitauskas (rimas.vaitauskas@gmail.com)
IP: 73.195.16.20


COMPLETED

12 / 21 / 2020
21:12:46 UTC

The document has been completed.